

September 11, 2017

Michael D. Step
Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East #1000
Los Angeles, CA 90067

> **Re: Ritter Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 7, 2017**
> **File No. 333-219147**

Dear Mr. Step:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Cover page

1. We note your revised disclosure indicating that you currently do not have sufficient authorized common shares to complete the offering. Therefore, it appears you are not currently eligible to conduct a continuous offering for the securities you are registering on this registration statement. Please revise your registration statement to include only shares you are currently eligible to issue and provide an updated legal opinion.

2.   Please specifically incorporate by reference your definitive proxy statement filed on August 9, 2017 into the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

      Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any questions.

                          Division of Corporation Finance
                          Office of Healthcare & Insurance

cc: Aron Izower